Q4 & FY 2021 Earnings Presentation NASDAQ: DLO

This presentation may contain forward-looking statements. These forward-looking statements convey DLocal’s current expectations or forecasts of future events. Forward-looking statements regarding DLocal involve known and unknown risks, uncertainties and other factors that may cause DLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” and “Cautionary Note Regarding Forward-Looking Statements” sections of DLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, DLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. Safe Harbor 2

1 dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adj. EBITDA and Adjusted EBITDA Margin in appendix. SCALE 3 2021: A Record Year FY21 219% NET RETENTION RATE 4Q21 $1.9B TPV 145% YoY Growth 198% NET RETENTION RATE GROWTH RETENTION $76.3M REVENUES 120% YoY Growth $6.0B TPV 193% YoY Growth $244.1M REVENUES 134% YoY Growth 41% ADJUSTED EBITDA MARGIN1 38% ADJUSTED EBITDA MARGIN1 PROFITABILITY

Strong Growth With Continuous Opportunities to Grow with our Existing Merchants 4 193% YoY TPV ($M) Selected Merchants

5 Powering Diverse High-Growth Verticals... Commerce Ride Hailing SaaS Gaming Crypto On-demand Delivery Streaming Ride Hailing Advertising Financial Services SaaS Travel eLearning

...Across 35 Emerging Markets Thailand El Salvador Argentina Brazil Chile China Turkey Uruguay Mexico Colombia Peru Paraguay India Morocco Indonesia Ecuador South Africa Nigeria Bolivia Bangladesh Cameroon Costa Rica Ghana Egypt Kenya Senegal Panama Philippines DR Vietnam Malaysia Guatemala Pakistan Uganda Tanzania Q4 ADDITIONS 2016 2017 2018 2019 2020 2021 6

High Growth Across All Regions 86% YoY 140% YoY Revenue by Region – LatAm ($M) Revenue by Region – Asia & Africa ($M) 7

New Merchants Increasing Diversification # of Merchants 190+ 300+ 400+ 2019 2020 2021 Revenue Concentration (% Revenue) Note: 1Core merchants consider merchants that during that year surpassed the US$100k TPV threshold. 90+ 150+ 240+ Total Merchants Core Merchants1 8

All Cohorts Driving Profitable Growth 9 TPV by Cohort1 ($M) 2021 Take Rate Performance by Cohort 1 2 3 4 Each cohort is driving solid TPV growth ’18 and ‘20 vintages experienced the highest YoY growth rates Cohorts with consistently higher starting points Cohort YoY Variation (p.p.) 2018 -0.2 p.p. 2019 -0.2 p.p. 2020 +0.1 p.p 2021 average take rate of 4% (versus 5% in 2020) Minimal variation in each cohort’s take-rate during the year Different cohorts have different pricing points 2021 cohort has a higher take rate than the 2021 average Note: 1Each cohort includes all merchants that began processing TPV in each period, regardless of volume of TPV processed.

10 Vectors of Future Growth Commercial Efforts Account management Organic growth New clients Products Develop new solutions Enhance portfolio Geographies Enter new countries Enhance presence Inorganic Initiatives

Consistently Improving Merchant Engagement 11 Note: Yearly figures consider merchants that during that year surpassed for the US$6M TPV threshold. Avg. # of Countries per Merchant Avg. # of Payment Methods per Merchant

12 Ramping-up Our Existing and New Clients Pipeline Note: For existing clients, includes all existing clients for which dLocal is at different stages of expansion to new markets, products, or payment methods. Retail 60+ 350+ 190+ 640+ Pre-IPO (Mar-21) As of 2022 +3x +2x EXISTING CLIENTS NEW CLIENTS # of Opportunities in our Sales Funnel Streaming Financial institutions Ride Hailing Advertising Travel SaaS Gaming E-Learning Illustrative industries Crypto Pricing proposal Go live

13 New cards and APMs integrations for processing redundancy, capability enhancements and global expansion Deepen our integration within Pix system in Brazil Network Tokenization E-mandate/Subscriptions management in India TaxManager: enhanced tax handling by country and payment method Increased card and APMs acceptance rates, with better Smart Routing, Chaining, and UX improvements through rigorous A/B testing Enhanced Product Portfolio Expanded Instant Payout offering in more countries Enhanced logics and automations to overcome local rail’s processing limitations Added direct connections with new partners/ banks for processing redundancy, capability enhancements and global expansion Enhanced our pay-in solution Enhanced our pay-out solution

14 Defense Suite launched Improved fraud prevention capabilities through: New Machine Learning models New API enhancements Device ID and fingerprinting Authentication through 3DS 2.0 and beyond Broaden Product Portfolio Enable merchants to issue prepaid virtual or physical cards, with spend and payment controls and account management B2B initiative focused on our merchants (no credit exposure), no direct issuing to end consumers Partner with local banks as issuers Improved our fraud and data capabilities Launched Issuing-as-a-Service

Our Ability to Hire Professionals with Diverse Backgrounds Worldwide is a Key Competitive Advantage Note: FTE includes employees and contractors. 1 The total engineers or technology-related roles for 2021 represented 44% of total FTEs, including those outside of Technology & Product team. 73% YoY 118% YoY 61% YoY Technology & Product1 Sales & Marketing Operations & Corporate 535 FTE in 2021 (+73% YoY) We have a wide talent pool We hire anywhere in the world As of 2021YE, we had employees with diverse nationalities FTE Evolution (#) We continue to invest in hiring top talent for Tech & Product and S&M to our team 30+ nationalities 15

FINANCIAL HIGHLIGHTS 16

TPV Almost Tripled in 2021 17 193% YoY 145% YoY Continued growth of our TPV across most verticals, particularly in ride hailing, streaming, advertising, SaaS, on-demand delivery and commerce TPV ($M)

18 Strong and Steady Growth in Pay-Ins; Short-term Fluctuations in Pay-Outs 64% YoY 242% YoY 124% YoY Pay-ins TPV Pay-outs TPV Pay-Ins and Pay-Outs TPV ($M) 190% YoY

Triple-Digit-Growth in Revenue 19 134% YoY 120% YoY Revenue ($M) Note: Audited results for the years ended December 31, 2021, December 31, 2020, and December 31, 2019.

Note: 1 “NRR” means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months. Existing and New Merchants Driving Growth 20 Existing Merchants: Revenues from merchants that we already processed in the same period of the previous year. New Merchants: Revenues from merchants onboarded during the last twelve months. This is a rolling measure for each new quarter, based on merchants’ classification (new vs. existing) 198% NRR1 Revenue Composition ($M) 219% NRR1

21 Note: Audited results for the years ended December 31, 2021, December 31, 2020, and December 31, 2019. Gross Profit Continues to Grow at Sound Rates 117% YoY 88% YoY Gross Profit ($M)

22 Note: Note: Audited results for the years ended December 31, 2021, December 31, 2020, and December 31, 2019. 1 dLocal has only one operating segment. Although Adj. EBITDA and Adj. EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adj. EBITDA and Adjusted EBITDA Margin in appendix. Maintained Strong Margins Amid Continue Investing in Growth 136% YoY 112% YoY Adjusted EBITDA1 ($M) and Adjusted EBITDA Margin (%)

CLOSING REMARKS 23

We power a massive and expanding Emerging Markets ecosystem We have built a scalable, single API technology infrastructure that makes the complex simple for merchants across Emerging Markets We are growing rapidly and profitably at scale We are directly integrated with some of the biggest online merchants in the world, driving very strong net revenue retention and strong cohort performance Our business model is well-diversified across industries and clients 24 Investment Highlights

Thank you!

APPENDIX 26

Complex and changing regulatory and tax frameworks Poor conversion and high fraud Multiple local payment methods with rising fragmentation What Problems are we Addressing? 27

3Q21 Adjusted EBITDA Bridge ($M) 1 4Q21 Adjusted EBITDA Bridge ($M) 2 Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited results for the quarter ended September 30, 2021. 1 Other Adjustments for 4Q21 includes secondary offerings expenses ($0.7M) and M&A transaction costs ($0.02M). 2 Other Adjustments for 3Q21 includes secondary offerings expenses ($0.7M) and M&A transaction costs ($0.2M). Financial Highlights 28

Reconciliation of Adjusted EBITDA to Profit

$ in thousands	Three-month period ended December 31,		Twelve-month period ended December 31,	
	2021	**2020**	**2021**	**2020**
Profit for the period	**23,549**	**11,601**	**77,853**	**28,187**
Income tax expense	2,114	1,000	7,647	3,231
Other operating (gain)/loss	-	65	(2,896)	2,896
Depreciation and amortization	1,507	248	4,747	992
Secondary offering expenses[1]	716	453	5,158	453
Transaction costs[2]	22	158	687	158
Share-based payment charges	2,236	256	7,590	7,295
Other charges, Net[3]	(1,072)	(100)	(1,629)	(1,281)
Adjusted EBITDA	**29,072**	**13,681**	**99,157**	**41,931**

Note: Although Adj. EBITDA and Adj. EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.

[1] Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares. [2] Corresponds to costs related to the acquisition of assets of PrimeiroPay. [3] Corresponds to other minor adjustments (full reconciliation in financial statements)

d.

29